Exhibit 99.1

25 October 2019

Motif Bio plc

("Motif Bio" or the "Company")

Posting of Circular and Notice of General Meeting

Motif Bio plc (AIM/Nasdaq: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, further to its announcements of 2 October 2019 and 21 October 2019, confirmed today that a Circular incorporating a formal Notice of General Meeting (‘General Meeting’) and the associated form of proxy are now available to download from the Company’s website at www.motifbio.com and are being posted to Shareholders today.

Notice of General Meeting

The General Meeting will be held at 1.00p.m. EST (6p.m. GMT) on the 14 November 2019 at the office of Reed Smith LLP at 599 Lexington Avenue, New York, New York 10022. Key extracts from the Circular are summarised below.

Background

On 30 September 2019, the Company announced its intention to conduct a Corporate Restructuring. The Directors believe that this Corporate Restructuring will provide the Shareholders of the Company with an opportunity to benefit from the monetisation of the iclaprim asset, benefit from the acquisition of an asset or company with growth potential whilst also being relieved of the liability and guarantee for the loan provided by Hercules to Motif Inc., the Company’s wholly owned subsidiary.

This is in light of the Directors belief that, following the guidance received during the FDA meeting on 19 September 2019, it would take several years and tens of millions of Dollars to enrol and complete a HABP/VABP Phase III trial for which the Directors further believe that a partner or other entity with a lower cost of capital would be better positioned to support.

The purpose of the Circular is to provide Shareholders with the background to the Proposals and explain why the Directors consider them to be in the best interests of the Company and its Shareholders, and why they recommend voting in favour of the Resolutions to be proposed at the General Meeting.

General Meeting Resolutions

The Circular will include a formal notice convening the General Meeting, to consider, and if thought fit, pass the Resolutions to grant the Directors the authority to:

•	sub-divide the Ordinary Shares into New Ordinary Shares;

•	arrange the orderly sale and/or wind down of Motif Inc. with the result that the Company shall become an AIM Rule 15 cash shell;

•	allot and issue New Ordinary Shares in connection with the Placing and other matters described in the Circular and approve the disapplication of existing pre-emption rights in relation to the same; and

•	amend the articles of association in relation to the subdivision of the Ordinary Shares and the creation of a class of Deferred Shares.

Resolutions 1 to 3 are ordinary resolutions and require a simple majority of the votes cast to be in favour of the Resolutions for the Resolution to be passed. Resolutions 4 and 5 are special resolutions and require approval by not less than 75 per cent. of the votes cast.

Hercules Loan

As announced on 30 September 2019, the Company has reached an agreement in principle with its senior secured lender, Hercules, to extend the interest-only period of the Hercules Loan to 31 October 2019 and allow non-cash payment-in kind of the interest payment due on 1 October 2019. This is to conserve the Company’s existing cash resources and curtail further expenses given limited availability of funds. In connection with this agreement to vary the Hercules Loan, the Company will provide Hercules with a warrant option to subscribe for ordinary shares equivalent to 5 per cent. of the Company’s share capital after the Placing at an initial exercise price of 5 pence (such exercise price to be adjusted to the Placing Price subject to completion of the Placing).

In addition, the following has been conditionally agreed with Hercules, subject to the approval of Shareholders of the resolutions at the General Meeting:

1.	Hercules will relinquish the loan guarantee provided by the Company and relieve it of any future obligations to Hercules or Motif Inc.;
2.	Motif Inc. is expected to, and has already begun to, wind down operations and has hired an advisor to facilitate the sale of its iclaprim and other assets, ideally by transacting with a company that intends to develop and commercialise iclaprim;
3.	Hercules will be granted a perfected security interest in all of the intellectual property of Motif Inc.; and
4.	Hercules will receive a warrant option for an additional 20 per cent. of the Company’s post capital raise outstanding ordinary shares at an exercise price of 5 pence (such exercise price to be adjusted to the Placing Price subject to completion of the Placing). With this warrant position, Hercules will benefit from the future success of the Company and potential upside in a successful monetisation of iclaprim.

Wind down / disposal of Motif Inc.

The iclaprim-related assets and all other operations are owned by the Company’s wholly-owned US subsidiary, Motif Inc. If approved by Shareholders, the wind down or disposal of Motif Inc. will result in the sale, wind-down or divestment of all or substantially all of the Company’s existing business, assets and investments. This will result in a fundamental change of business and thereafter the Company will be classified as an AIM Rule 15 cash shell. As such, the Company will be required to make an acquisition which constitutes a reverse takeover under the AIM Rules within six months of completion of the wind down or disposal, failing which the Company’s shares would be suspended from trading on AIM pursuant to AIM Rule 40. Admission to trading on AIM would then be cancelled six months from the date of suspension should a reverse takeover not have been completed.

Capital Reorganisation

As announced on 2 October 2019, the Company has conditionally raised £600,000 (US$0.73 million) before expenses, through a placing of 142,857,142 Ordinary Shares at an issue price of 0.42 pence per Placing Share (the “Placing Price”) to provide the Company with additional working capital in order to implement the proposed Corporate Restructuring.

The Placing Price is less than the nominal value of 1 penny per Ordinary Share. The Act prohibits the Company from issuing shares at a price below the nominal value. Accordingly, the Company is seeking shareholder approval to carry out a capital reorganisation through which it is proposed that each Ordinary Share will be subdivided into one new ordinary share of 0.01 pence (the “New Ordinary Shares”) and one deferred share of 0.99 pence (the “Subdivision”). The nominal value of each New Ordinary Share will be 0.01 pence. The deferred shares will have no rights and the Company will not issue any share certificates or credit CREST accounts in respect of them. The deferred shares will not be admitted to trading on AIM.

Following the Capital Reorganisation, assuming the passing of the Resolutions, the number of New Ordinary Shares in issue and held by each Shareholder, will be equal to the number of Ordinary Shares currently in issue. It is simply the nominal value of the Ordinary Shares which will change to result in the New Ordinary Shares. The New Ordinary Shares will continue to carry the same rights as those attached to the existing Ordinary Shares, save for the reduction in nominal value. If the Capital Reorganisation is passed at the General Meeting, Admission of the New Ordinary Shares is expected to occur on or around 15 November 2019.

The Subdivision will necessitate changes to the description of the Company’s share capital in the Current Articles as outlined below in the Notice of General Meeting.

Future Strategy

If the Corporate Restructuring is approved by Shareholders and completes in accordance to its terms, the Company will be able to move forward as a debt-free, publicly-listed company seeking acquisition opportunities. The Company’s Shareholders today will benefit from the following potential upsides:

•	the proceeds from the sale of, or development and commercialisation of, the iclaprim asset above the amount required to repay the Hercules Loan (currently approximately US$7.0 million) plus the costs of sale and/or wind down and other obligations of Motif Inc.;
•	growth in value of any assets or company(ies)acquired by the Company;
•	relief from the liability and guarantee for the Hercules Loan; and
•	reduced cost structure to support the Company’s initiatives to acquire assets or a company or companies as an AIM Rule 15 cash shell.

The Company’s strategy includes Motif Inc. working with an advisor to facilitate the sale of the iclaprim and other assets, ideally by transacting with a company that intends to develop and commercialise it.

The Company will also seek to acquire a substantial business that is seeking an AIM quoted platform which will constitute a reverse takeover. The Board is agnostic in relation to sector but will focus on an acquisition that can create significant value for Shareholders in the form of capital and/or dividends.

The Board will also continue to ensure that steps are taken to minimise the Company’s costs and to preserve capital. This will be done through the following means:

Board changes

•	The size of the Board will be reduced from the current eight (8) members to three (3) members;
•	The Board is expected to be comprised of two executive directors, Graham Lumsden and Jonathan Gold, and one Non-Executive Chairman, Bruce Williams;
•	Five (5) non-executive directors will be standing down from the board: Dr. Craig Albanese, Charlotta Ginman, Zaki Hosny, Dr. Mary Lake Polan and Andrew Powell;
•	Accrued cash fees owed to non-executive directors amounting to US$0.23 million will be forfeited;
•	Directors have agreed to forfeit their currently outstanding vested and non-vested options; and
•	All non-executive directors are expected to be issued with new warrant options in exchange for forfeiture of accrued fees and to ensure their continued interest in the success of the Company in acquiring one or more assets as an AIM Rule 15 cash shell company.

Limited Operations for the Company

•	The cost structure of the Company will be constrained to the investments required to fund a process to endeavour to complete one or more acquisitions as an AIM Rule 15 cash shell plus the costs required to meet regulatory and reporting obligations;
•	A limited number of full or part time employees are expected to be employed from 1 January 2020;
•	Executive Directors are expected to have new employment agreements that have considerably reduced rates of cash compensation;
•	Executive Directors have agreed to forfeit their existing outstanding share options. Executive Directors will be expected to receive new incentives to incentivise success in acquiring a suitable and attractive asset for the Company; and
•	No funds from the Placing are expected to be used for the wind-down or disposition of Motif Inc.

De-list from Nasdaq and De-register in the US

The Company is considering de-listing from Nasdaq as well as de-registering from US Securities and Exchange (SEC) reporting requirements. The Company has not made a final determination on this. The Board is expected to make an ultimate determination based on the costs, and ability to finance the costs, of access to the US capital markets compared to the potential value attributable to the US registration and Nasdaq listing.

Disapplication of pre-emption rights

The limited period that the Company has as an AIM Rule 15 cash shell to make an acquisition, the potential costs of maintaining a US listing and securities registration (should the Company continue to do so), the potential material costs of completing an acquisition and the constraints of a limited ability to raise equity with the currently reduced market capitalisation, support the importance for the Company to have disapplication of pre-emption rights on a larger number of shares than is typical for a UK listed company.

The Resolutions include the proposal for the disapplication of pre-emption rights on an aggregate of up to an additional 485,348,166 New Ordinary Shares (being an aggregate nominal value of £48,534.8166 and 100 per cent. of the issued share capital assuming completion of the Placing). The level of share issuance authorities being sought is to provide the Company better flexibility to respond to asset acquisition opportunities as well as for the Company to have flexibility if it chooses to access US capital markets during this period (should it be deemed appropriate).

The Company’s Ordinary Shares trade on AIM and its ADSs trade on the Nasdaq Global Market in New York. Equity financings in the United Kingdom are now routinely done by way of an accelerated book build process following the introduction by the European Union of the Market Abuse Regulation (Regulation (EU) No 596/2014) in 2016. This is a rapid process with transactions often announced and closed within a matter of hours. A similarly rapid process is used for equity financings conducted in the United States. It is therefore important that in the event of an equity financing, the Company has authorities already in place for the disapplication of pre-emption rights to permit it to raise funds as efficiently as possible in either, or both markets, on the best terms available and in a timely fashion that may help to avoid unnecessary dilution of Shareholders.

UK market practice is that resolutions to disapply pre-emption rights are typically limited to 10 per cent. of share capital, irrespective of the cash flows, funding needs, development stage or sector of the business. The Directors believe there is a risk that Resolution 5 would receive a negative voting recommendation from proxy advisory agencies if they feel that the Company has not provided sufficient justification for a decision to seek authority to issue New Ordinary Shares on a non-pre-emptive basis in excess of the standard limits. For the reasons set out in the Circular, the Board respectfully disagrees with this approach.

Action to be taken by Shareholders

Whether or not Shareholders intend to be present at the General Meeting, they are requested to complete and return the relevant Form of Proxy as soon as possible and in any event, so as to be received by the Registrar, Share Registrars Limited, to arrive by no later than 6.00 p.m. on 12 November 2019. Completion and the returning of a Form of Proxy will not preclude Shareholders from attending and voting at the General Meeting should they so wish.

Recommendation

The Board considers the passing of the Resolutions proposed at the General Meeting to be in the best interests of the Company and its Shareholders as a whole and, accordingly, unanimously recommends that Shareholders vote in favour of the Resolutions to be proposed at the General Meeting.

Shareholders should be aware that if the Proposals are not approved by Shareholders, the Group will no longer be able to continue operations and it would be expected that trading in the Ordinary Shares would be immediately suspended.

Unless otherwise indicated, all defined terms in this announcement shall have the same meaning as described in the Circular.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

SP Angel Corporate Finance LLP (NOMAD & BROKER)	+44 (0)20 3470 0470
David Hignell/Caroline Rowe (Corporate Finance) Vadim Alexandre/Abigail Wayne (Sales & Broking)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Note to Editors:

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication. A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in pre-clinical development for this indication.

Iclaprim received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated. Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.